LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Edgar Filing

January 19, 2011

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”)
Registration Statement on Form S-1 Amendment 4
Filed: January 19, 2011
File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated January 7, 2011.  We have endeavored to respond to your comments and to make changes that you have requested in the above referenced comment letter and in that regard we will be sending you the amended S-1 filing together with another “mark-up draft” indicating all of the changes made therein by edgar filing.  Please note that our numbering of the paragraphs below are consistent with the numbers of the comments in your letter of January 7, 2011.  Please also note also that page numbers may have changed because of the inclusion of additional text required to conform the S-1 to include your comments and requested changes.

Prospectus Summary

Our Business

1.  Change made as requested.

2.  Change made as requested.

3.  Change made as requested.

Use of Proceeds

4.  See changes made.

Description of Business

Company Overview, Business Development, History and Organization

5.  See changes made.

6.  See changes made.

Plan of Operations- In General

7.  See changes made.

8.  See changes made.

Patents

9.  See changes made.

Cash Flows and Capital Resources
10.  See changes made.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

11.  See changes.

Age of Financial Statements

12.  Our accountants advise us that we still within the 135 day period.

Accountants’ Consent

13.  See changes.

Signature

14.  See changes.

We look forward to completion of the above comment process and to obtain an effective date of the registration statement as soon as possible. Thank you.

Very truly yours,

Henry C. Casden

HENRY C. CASDEN
cc:  Client